

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 31, 2020

Emanuel Bettencourt
Chief Executive Officer
Zoompass Holdings, Inc.
2455 Cawthra Road, Unit 75
Mississauga, Ontario, Canada, L5A 3P1

> **Re: Zoompass Holdings, Inc.**
> **Form 10-K for the year ended December 31, 2019**
> **Filed April 9, 2020**
> **Form 8-K/A dated August 10, 2020**
> **Filed August 10, 2020**
> **Form 10-Q for the period ended June 30, 2020**
> **Filed August 19, 2020**
> **File No. 000-55792**

Dear Mr. Bettencourt:

We have reviewed your November 4, 2020 response to our comment letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing your response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our September 14, 2020 letter.

Form 8-K/A filed August 10, 2020

Exhibit 99.1 Blockgration Global Corp. audited financials for the fiscal year ended December 31, 2019 and 2018, page 3

1. We note in your response to comment 1 that you used the fair value of Blockgration net assets after Zoompass acquired Blockgration in your significance test. However, in order to determine the significance of Zuum to Blockgration, the total assets of Blockgration as of December 31, 2019 of $513,941 should be used in your analysis. Based on the total assets of Blockgration of $513,941 prior to the time that Blockgration acquired Zuum for

$1.2 million, the Zuum acquisition is significant to Blockgration and audited financial statements of Zuum Global Services should be provided for the periods required pursuant to Rule 8-04 of Regulation S-X.

Form 10-Q for the period ended June 30, 2020
Financial Statements
Note 5 - Intangible Assets, Goodwill and Impairment, page F-15

2. Please expand your proposed disclosure to include a detailed explanation of the events or other circumstances that occurred to support the assessment of impairment. Specifically detail the reason for the timing of such a significant impairment so close the date you acquired Blockgration.

You may contact Claire DeLabar, Staff Accountant at (202) 551-3349 or Robert Littlepage, Accountant Branch Chief at (202) 551-3361 if you have questions.

Sincerely,

Division of Corporation Finance
Office of Technology